EXHIBIT 8.2

[Corporate Logo/Letterhead]

October 16, 2006

Texas United Bancshares, Inc.

109 N. Main Street

La Grange, Texas 78945

Re: Merger of Texas United Bancshares, Inc. into Prosperity Bancshares, Inc.

Ladies and Gentlemen:

You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”) of the proposed merger (the “Merger”) of Texas United Bancshares, Inc. (“Texas United”), a corporation organized and existing under the laws of the State of Texas with its principal office located in La Grange, Texas, with and into Prosperity Bancshares, Inc. (“Prosperity”), a corporation organized and existing under the laws of the State of Texas with its principal office located in Houston, Texas, with Prosperity as the surviving entity, in accordance with that certain Agreement and Plan of Reorganization by and between Prosperity Bancshares, Inc. and Texas United Bancshares, Inc. Dated as of July 18, 2006 (the “Reorganization Agreement”), and incorporated herein by reference. Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of Section 368 of the Code.

In rendering the opinions expressed below, we have examined the following documents (the “Documents”):

(a)	The Reorganization Agreement;

(b)	The Officer’s Tax Certificates of each of Texas United and Prosperity that have been delivered to the undersigned and incorporated herein by reference;

(c)	The Registration Statement of Prosperity and Joint Proxy Statement/Prospectus of Prosperity and Texas United related to the Merger; and

(d)	Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.

In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Reorganization Agreement will be effected in accordance with the terms thereof.

Finally, with your permission we have assumed that the sum of (i) the amount of any cash and the value of any property other than Prosperity stock paid to Texas United shareholders, including cash paid to Texas United shareholders who exercise their statutory right to dissent to the Merger, (ii) the amount of cash and the value of any property other than Prosperity stock given as consideration by Prosperity (or a person related to Prosperity within the meaning of Treasury Regulation Section 1.368-1(e)(2)) in exchange for Texas United stock prior to, but in contemplation of, the Merger or in redemption of Prosperity stock after the Merger, and (iii) the amount of cash paid to Texas United shareholders in lieu of the issuance of fractional shares of Prosperity stock will not exceed sixty percent (60%) of the sum of the total value of the Texas United stock outstanding immediately prior to the effective time of the Merger and the total value of any Texas United stock purchased by Prosperity (or a person related to Prosperity within the meaning of Treasury Regulation Section 1.368-1(e)(2)) prior to, but in contemplation of, the Merger.

OPINION

Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) to which Texas United and Prosperity are parties. Accordingly, it is our opinion that:

a.	No gain or loss will be recognized for federal income tax purposes by a Texas United shareholder upon the exchange of shares of Texas United stock solely for shares of Prosperity stock, other than gain , if any, recognized with respect to the cash received in lieu of the issuance of a fractional share of Prosperity stock, which will be taxed in the manner described in paragraph b. below.

b.	Cash, if any, received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed and then redeemed by Prosperity. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed. Code Section 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116.

c.

The basis of the Prosperity stock, not including any basis allocable to any fractional share of Prosperity stock that is treated as issued in the Merger and immediately redeemed, that is received by a Texas United shareholder in the Merger will equal the shareholder’s basis in the Texas United stock surrendered therefor. Code Section 358(a)(1).

d.	The holding period of the Prosperity stock received by a Texas United shareholder will include the period during which such shareholder held the Texas United stock surrendered therefor, provided the Texas United stock was a capital asset in the hands of such shareholder at the time of the Merger. Code Section 1223(1).

e.	No gain or loss will be recognized by Prosperity or Texas United as a consequence of the Merger. Code Section 361(a).

* * * * *

Our opinions are based upon the facts as they exist today, the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which could be changed at any time. Any such change may be retroactive in application and could modify the legal conclusion upon which our opinions are based.

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Texas United shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Texas United common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of Texas United stock pursuant to the exercise of Texas United options or otherwise as compensation.

This opinion letter is being furnished only to the party to which it is addressed and is solely for its benefit. No other person shall be entitled to rely on the opinions contained herein without our prior express written consent. Except for its inclusion in the Registration Statement on Form S-4 of Prosperity, to which this opinion is attached as an exhibit with our consent, this opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent. By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder. Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein.

Very truly yours,

/S/ POWELL GOLDSTEIN LLP

POWELL GOLDSTEIN LLP